Filed Pursuant to Rule 253(g)(2)

File No. 024-11169

SUPPLEMENT DATED DECEMEBER 7, 2020

to

OFFERING CIRCULAR DATED JULY 16, 2020

LEGION WORKS INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated July 16, 2020, of Legion Works Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized items used in this supplement shall have the same meanings as set forth in the Offering Circular.

We have identified inconsistencies in our current Offering Circular. We wish to confirm that each share of the Company’s Super Voting Common Stock has the right to four votes. We will be filing an updated Offering Circular correcting any inconsistencies and providing more details regarding the warrants described in our current Offering Circular. Investors should read the updated Offering Circular before investing.